Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: February 25, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated February 25, 2016 to the Prospectus dated February 19, 2016.

Issuer:	JPMorgan Chase & Co.
Security:	2.550% Notes due 2021
Currency:	USD
Size:	$2,500,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	March 1, 2021
Coupon:	2.550%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.375% US Treasury due 01/21
Spread to Benchmark Treasury:	+140 basis points
Benchmark Treasury Yield:	1.166%
Price to Public:	99.925% of face amount
Yield to maturity:	2.566%
Proceeds (Before Expenses) to Issuer:	$2,489,375,000 (99.575%)
Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2016
Business Day:	New York and London
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 1, 2021, at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625HQJ2/US46625HQJ22
Trade Date:	February 25, 2016
Settlement Date:	March 1, 2016 (T+3)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

Capital One Southcoast, Inc.

Danske Markets Inc

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

SunTrust Robinson Humphrey

TD Securities (USA) LLC

CastleOak Securities, L.P. Drexel Hamilton, LLC Lebenthal & Co., LLC.

The underwriting agreement provides that the closing will occur on March 1, 2016, which is three business days after the date of this term sheet.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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